North West Shelf


Licence
Oil Field
Gas Field
Gas Pipeline
0
km
50
WA-28-P
North Rankin
Perseus
Goodwyn
Echo / Yodel
Lambert
Angel
Cossack Pioneer
Wanaea
Rankin
LNG PLANT
Port
Hedland
Dampier
Karratha
BARROW
ISLAND
WESTERN
AUSTRALIA
PIPELINE ROUTE

